Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     PreMD Announces FDA Decision on POC Skin Cholesterol Test

     Company to Immediately Address FDA Ruling

     TORONTO, Jan. 15 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; Amex: PME) announced today that it has received a non-substantially equivalent (NSE) letter from the U.S. Food and Drug Administration (FDA)
regarding the 510(k) submission for an expanded regulatory claim on its point-of-care (POC) skin cholesterol test. The company expects to evaluate its options as part of the plans to address this issue.
     "We are very disappointed with this decision by the FDA regarding our
510(k) submission. We believe we have provided adequate information to support clearance and continue to believe that our product merits clearance by the
FDA," said Brent Norton, president and chief executive officer of PreMD. "The company is pursuing the next steps in addressing the decision and we will work through the process as expeditiously as possible. We continue to believe that this test fulfills a need for screening asymptomatic patients for risk of cardiovascular disease. Furthermore, our recent clinical achievements such as our presentation at the American Heart Association and scheduled publication in the American Journal of Cardiology for April show that we are supported in our belief of the strength of our product. The company has adequate cash to support operations through the near term. However, we will continue to evaluate and decrease spending throughout the organization to ensure our ability to execute the necessary tasks."
     The FDA's primary grounds for rejecting the claim relate to the clinical utility of evaluating skin cholesterol with carotid wall intima thickness
(CIMT) as the clinical endpoint. PreMD submitted the 510(k) application to the
FDA in June 2007 based on a study design that was previously accepted as appropriate by the FDA. Subsequently, the FDA requested additional information regarding statistical clarification on the data submitted. The company promptly provided the information requested and believes that it addressed those concerns to the best capabilities of the company. PreMD was not aware of the FDA's issue or concerns from previous discussions.

     About PreMD Inc.

     PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include a line of non-invasive skin cholesterol tests, planned to be marketed and distributed by AstraZeneca
Pharmaceuticals. PreMD's other skin cholesterol products include PREVU(x) LT, a skin cholesterol test designed for use in the life insurance industry. The company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in
Hamilton, Ontario. For more information about PreMD, please visit
www.premdinc.com.

     This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the success of a plan for regaining compliance with certain continued
listing standards of the American Stock Exchange, successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.
     In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S.
securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

     (x) Trademark

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Brent Norton, President and CEO, Tel: (416)
222-3449 ext. 22, Email: bnorton(at)premdinc.com; Ron Hosking, Vice President
Finance and CFO, Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com;
Michelle Rabba, Manager, Corporate Communications, Tel: (416) 222-3449 ext.
25, Email: mrabba(at)premdinc.com/
     (PMD. PME)

CO:  PreMD Inc.

CNW 09:59e 15-JAN-08